Filed Pursuant to Rule 424(b)(3)
Registration No. 333-182675

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated August 1, 2012)

Alon USA Energy, Inc.
6,514,684 Shares
Common Stock
This prospectus supplement amends the prospectus dated August 1, 2012 and relates to the offer and resale from time to time of up to 6,514,684 shares of our common stock underlying our 8.5% Series B Convertible Preferred Stock convertible by the selling stockholders named herein as set forth in the section entitled "Selling Stockholders." This prospectus supplement should be read in conjunction with the prospectus dated August 1, 2012, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that information in this prospectus supplement supersedes the information contained in the prospectus.
Our common stock is quoted on the New York Stock Exchange under the symbol "ALJ." The last reported sale price of our common stock on October 4, 2012 was $13.85 per share.
Investing in shares of our common stock involves risks. We urge you to carefully read the section entitled "Risk Factors" beginning on page 2 of the prospectus and all information included or incorporated by reference in the prospectus in its entirety before you decide whether to purchase shares of our common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus and this prospectus supplement. Any representation to the contrary is a criminal offense.
The table under the caption "Selling Stockholders" beginning on page 6 of the prospectus is hereby amended and restated in its entirety to reflect the most current information for the Selling Stockholders provided to us as of October 4, 2012.

The date of this prospectus supplement is October 5, 2012.

Table of Contents

SELLING STOCKHOLDERS

	Shares Beneficially Owned Prior to the Offering (1)		Shares Issuable Upon Conversion and As Dividends (2)		Shares Offered Hereby(2)	Shares Beneficially Owned After the Offering (3)
Name	Number	Percentage	Number	Percentage	Number	Number	Percentage
FIMI Opportunity IV, L.P. (4)	—	0.00%	1,341,174	2.37%	1,341,174	—	0.00%
FIMI Israel Opportunity IV, Limited Partnership (4)	—	0.00%	2,567,637	4.54%	2,567,637	—	0.00%
David Wiessman (5)	2,931,632	5.20%	260,587	0.46%	260,587	2,931,632	5.20%
Bielsol Investments (1987) LTD (6)	—	0.00%	1,042,348	1.84%	1,042,348	—	0.00%
Mishkei Emek Yizrael Cooperative Regional Organization Corporation (7)	—	0.00%	177,699	0.31%	177,699	—	0.00%
Mishkey Darom Holdings Cooperative Regional Organization Corporation (7)	—	0.00%	236,896	0.42%	236,896	—	0.00%
Miskey Hanegev Cooperative Regional Organization Corporation (7)	—	0.00%	296,114	0.52%	296,114	—	0.00%
Mishkei Hamifratz Cooperative Regional Organization Corporation (7)	—	0.00%	207,276	0.37%	207,276	—	0.00%
Aloney Granot Cooperative Regional Organization Corporation (7)	—	0.00%	384,953	0.68%	384,953	—	0.00%

(1)	Excludes the beneficial ownership of our common stock underlying the series B convertible preferred stock.

(2)
Includes the maximum number of shares of our common stock into which the series B convertible preferred stock is convertible by the selling stockholders. The series B convertible preferred stock is convertible at any time. The number of shares includes shares of our common stock that may be issuable as dividends on the series B convertible preferred stock.

(3)
Assumes that the selling stockholders dispose of all of the shares of common stock covered by this prospectus and do not acquire beneficial ownership of any additional shares and does not include shares of our common stock that may be issuable as dividends on the series B convertible preferred stock. The registration of these shares for resale does not necessarily mean that the selling stockholders will sell all or any portion of the shares covered by this prospectus.

(4)
FIMI Opportunity IV, L.P. is a limited partnership organized under the laws of the State of Delaware. FIMI Israel Opportunity, IV, Limited Partnership is a limited partnership organized under the laws of the State of Israel. FIMI IV 2007 Ltd. is the managing general partner of each of FIMI Opportunity IV, L.P., and FIMI Israel Opportunity IV, Limited Partnership. Shira & Ishay Davidi Management Ltd. is a holding company that controls FIMI IV 2007 Ltd. Shira & Ishay Davidi Holdings is a holding company that controls Shira & Ishay Davidi Management Ltd. Mr. Ishay Davidi, possesses sole voting and investment power of all of the shares held by FIMI Opportunity IV, L.P., and FIMI Israel Opportunity IV, Limited Partnership.

(5)
David Wiessman serves as the Executive Chairman of our board of directors. Mr. Wiessman beneficially owns 2,931,632 shares of Common Stock comprised of (a) a right to exchange a 2.71% ownership interest in Alon Israel held in trust by Eitan Shmueli, as trustee, of which Mr. Wiessman is the sole beneficiary, for a 2.71% ownership interest in certain subsidiaries of Alon Israel, including Alon, which if exercised in full as of July 5, 2012 would represent 1,527,427 shares of Common Stock and (b) 1,404,205 shares of Common Stock held by Mr. Wiessman.

(6)
Bielsol Investments (1987) LTD is an Israeli limited liability company. Shebug Ltd. owns more than 75% of the voting equity of Bielsol Investments (1987) LTD. Shebug Ltd. is an Israeli limited liability company that is wholly owned by the family of Shraga Biran (where all voting rights have been granted to Shraga Biran), the father of Boaz Biran, one of Alon's directors.

(7)
Selling stockholder is a purchase organization of the Kibbutz Movement. The Kibbutz Movement is a combination of approximately 270 economic cooperatives, or purchase organizations, engaged in agriculture, industry and commerce in Israel. The shares shown in the table above owned by several purchase organizations of the Kibbutz Movement are owned of record by such purchase organizations. Itzhak Bader, one of Alon's directors, is Chairman of Aloney Granot Cooperative Regional Organization Corporation.

Table of Contents

The purchase organizations of the Kibbutz Movement have granted a holdings company, or the Holdings Company, an irrevocable power of attorney to vote all of the shares held by such purchase organizations. The Holdings Company is an Israeli limited liability company that is owned by nine organizations of the Kibbutz Movement, some of which are also stockholders of Alon Israel. One of Alon's directors, Mr. Bader, is Chairman of the Holdings Company.

3